April 22, 2020

Brandon T. O'Brien
Chief Financial Officer
CorVel Corporation
2010 Main Street, Suite 600
Irvine, California 92614

       Re: CorVel Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed June 7, 2019
           File No. 000-19291

Dear Mr. O'Brien:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance